February 15, 2011

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OriginOil, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-K for the Fiscal Year Ended June 30, 2010 File No. 333-147980

Dear Mr. O’Brien:

On behalf of our client, OriginOil, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 18, 2011 (the “Comment Letter”) with respect to the above-referenced reports.  In order to facilitate your review, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

Form 10-K for the Fiscal Year Ended December 31, 2009 Item 9A(T) - page 14

1. Please tell us how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2009, in view of the fact that your annual report on Form 10-K for the fiscal year ended December 31, 2009, did not contain the disclosures about your disclosure controls and procedures required by Item 307 of Regulation S-K. Please provide a detailed response.  In addition, as contained in your amended annual report on Form 10-K filed on January 7, 2011, you have expressed your conclusion that your disclosure controls and procedures were effective only with respect to the text of the first part of the definition of disclosure controls and procedures. Please advise us as to whether your disclosure controls and procedures were effective. in doing so, please either set forth, and express your conclusion with respect to, the entire definition in Rule 13a-15(e) and Rule 15d-15(e) or simply state whether or not your disclosure controls and procedures were effective, without setting forth the text of the definition contained in the rules.

The Company shall use the disclosure attached hereto as Exhibit A.

Form 10-Q for the Quarterly Period Ended June 30., 2010

Item 2. Management's Discussion and Analysis or Plan of Operation. page 9

Recent Developments. page 14

2. We note your response to comment seven in our letter dated December 3, 2010. Your response provides a materiality analysis of your arrangements with MBD Energy Limited only in terms of its quantitative impact on your income statement and does not address materiality at all from a qualitative perspective. As previously requested, please provide us with a qualitative analysis as to why you believe your arrangements with MBD Energy Limited do not constitute a material contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. You may wish to refer to Staff Accounting Bulletin No. 99, which is available on our website.

The Company believes that, from a qualitative perspective, the arrangements with MBD Energy Limited does not constitute a material contract.  The arrangement with MBD Energy Limited is a contract that the Company made in the ordinary course of business.

The contract with MBD Energy Limited is one that ordinarily accompanies the kind of business conducted by the Company.   The arrangement with MBD Energy Limited do not constitute a material contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30. 2010

Liquidity and Capital Resources. page 14

3. We note material changes in your work in process, prepaid and accrued expenses.  In future filings please provide an analysis that explains and quantifies the contributing factors for the change in your accounts.  In future filings, the Company will remove any suggestion that it currently has a complete and validated industrial process unless and until it has in fact accomplished this goal.

In future filings, the Company will provide an analysis that explains and quantifies the contributing factors for the change in its accounts.  Also, in future filings, the Company will remove any suggestion that it currently has a complete and validated industrial process unless and until it has in fact accomplished this goal.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

Evaluation of disclosure controls and procedures

Based on an initial assessment, our principal executive officer and principal financial officer believed that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year ended December 31, 2009 were effective based on the evaluation.  Subsequent to the filing of our Annual Report on Form 10-K, we became aware that we inadvertently failed to include our principal executive officer’s and principal financial officer’s conclusion regarding the effectiveness of our disclosure controls and procedures with the Annual Report on Form 10-K.  Solely as a result of this omission, our principal executive officer and principal financial officer have now concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year ended December 31, 2009 were ineffective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act are (i) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s annual report on internal control over financial reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal accounting and financial officer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth in the Internal Control over Financial Reporting—Guidance for Smaller Reporting Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believed that, as of December 31, 2009, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Changes in internal controls

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.